October 2014 Pricing Sheet dated October 10, 2014 relating to Preliminary Terms No. 1,652 dated October 1, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Buffered Securities Based on the Value of the Bloomberg Commodity IndexSM due October 16, 2019
Principal at Risk Securities
PRICING TERMS – OCTOBER 10, 2014
Issuer:	Morgan Stanley
Maturity date:	October 16, 2019
Underlying commodity index:	Bloomberg Commodity IndexSM
Aggregate principal amount:	$1,025,000
Payment at maturity:
•     If the final index value is greater than the initial index value:
$1,000 + the leveraged upside payment
•     If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 15%:
$1,000
•     If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 15%:
($1,000 x the index performance factor) + $150
Under these circumstances, this amount will be less than the stated principal amount of $1,000.  However, under no circumstances will the Buffered Securities pay less than $150 per Buffered Security at maturity.

Leveraged upside payment:	$1,000 x leverage factor x index percent increase
Leverage factor:	101%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	118.2045, which is the official settlement price of the underlying commodity index on the pricing date
Final index value:	The official settlement price of the underlying commodity index on the valuation date
Valuation date:	October 10, 2019, subject to adjustment for non-index business days and certain market disruption events
Buffer amount:
15%.  As a result of the buffer amount of 15%, the value at or above which the underlying commodity index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered Securities is 100.473825, which is 85% of the initial index value.

Minimum payment at maturity:	$150 per Buffered Security (15% of the stated principal amount)
Index performance factor:	final index value / initial index value
Stated principal amount:	$1,000 per Buffered Security
Issue price:	$1,000 per Buffered Security (see “Commissions and issue price” below)
Pricing date:	October 10, 2014
Original issue date:	October 16, 2014 (3 business days after the pricing date)
CUSIP:	61762GCC6
ISIN:	US61762GCC69
Listing:	The Buffered Securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms

Estimated value on the pricing date:	$952.30 per Buffered Security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees	Proceeds to issuer(4)
Per Buffered Security	$1,000	$25(2)
		$5(3)	$970
Total	$1,025,000	$30,750	$994,250
(1)
The actual price to public and agent’s commissions and fees for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered Securities purchased by that investor.  The lowest price payable by an investor is $990 per Buffered Security.  Please see “Syndicate Information” in the accompanying preliminary terms.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $25 for each Buffered Security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each Buffered Security.
(4)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Bloomberg®”, “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Morgan Stanley.  Neither Bloomberg nor UBS Securities LLC and its affiliates (collectively, “UBS”) are affiliated with Morgan Stanley, and Bloomberg and UBS do not approve, endorse, review, or recommend the Buffered Securities.  Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity IndexSM.

The Buffered Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,652 dated October 1, 2014

Prospectus Supplement for PLUS dated August 17, 2012    Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.